Exhibit 8.1 - List of Subsidiaries of Abbey National Treasury Services plc as at 31 December 2015

	Company Name	Domicile
1.	Abbey National North America Holdings Limited	United Kingdom
2.	Abbey National North America LLC	United States
3.	Abbey National Treasury (Structured Solutions) Limited	United Kingdom
4.	Abbey National Treasury Services Investments Limited	United Kingdom
5.	Cater Allen Holdings Limited	United Kingdom
6.	Cater Allen International Limited	United Kingdom
7.	Cater Allen Lloyd’s Holdings Limited	United Kingdom
8.	Cater Allen Syndicate Management Limited	United Kingdom
9.	Santander Equity Investments Limited	United Kingdom
10.	Santander Secretariat Services Limited	United Kingdom
11.	Sheppards Moneybrokers Limited	United Kingdom
12.	Chiplow Wind Farm Limited	United Kingdom
13.	Kelmarsh Wind Farm Limited	United Kingdom
14.	Penmanshiel Energy Limited	United Kingdom
15.	Winwick Wind Farm Limited	United Kingdom